TATA

May 19, 2004

Fax : 001-202-942-9634
File No.82-3768

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington D C 205 49

SUPPL

Dear Sirs,

Tata Motors Limited
"File No.82-3768" – Information furnished pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934

Furnished herewith is the following information with respect to Tata Motors Limited, a public company with limited liability incorporated under the laws of India, "File" No.82-3768 in compliance with the exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934 (the "Act") available to foreign private issuers under Rule 12g3(b) under the Act :

"**Re :** (i) **Published Audited Financial Results including Consolidated Financial Results of the Company for the financial year 2003-04**
(ii) **Dividend recommended by the Board for the said financial year**
(iii) **Notice of Book Closure for the purpose of dividend and Annual General Meeting (AGM) date**

In accordance with the Listing Agreement with the Stock Exchange, Mumbai we have to inform you that :

i. The Directors have at their Board Meeting held today:-
- taken on record the Audited Financial Results including Consolidated Financial Results of the Company for the financial year 2003-04 pursuant to Clause 41 of the Listing Agreement.
- recommended a final dividend of 80% (including interim dividend of 40%) on 35,53,83,784 ordinary shares and any further shares that may be allotted by the Company on conversion of Notes or exercise of Rights Warrants before the book closure. This may be treated as an intimation under Clause 20 of the Listing Agreement.

ii. As required under Clause 16 of the Listing Agreement, the Book Closure for the purpose of payment of the said dividend has been fixed as under :-

Type of Security	Book Closure		Purpose
Ordinary Shares	From	To	Final Dividend for the financial year ended March 31, 2004.
(E2 Series)	June 24, 2004	July 8, 2004	
INE155A01014	(both days inclusive)		

..2.

TATA

The payment of dividend will be made to those shareholders whose names stand registered in the books of the Company as on:

- July 8, 2004 in case of shares held in physical form; and
- June 24, 2004 in case of shares held in electronic form

if declared at the AGM to be held on July 8, 2004 and will be paid on or after the said date.

As per the terms and conditions of Warrants issued alongwith Convertible Debentures and Non-convertible Debentures in December 2001, the said final dividend would also be paid on shares allotted on Warrants which are exercised before May 31, 2004."

Kindly contact the undersigned in Mumbai at the above address or by telephone at (91-22) 56657219 or by facsimile at (91-22) 56657260 if you have any questions or require additional information.

Yours faithfully,
Tata Motors Limited

H K Sethna
Company Secretary

Encl:

TATA

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

AUDITED FINANCIAL RESULTS FOR THE YEAR ENDED MARCH 31, 2004

	Particulars		Nine months ended December 31, 2003	Quarter ended March 31,		Year ended	
				2004	2003	2004	2003
			(Audited)	(Audited)	(Unaudited)	(Audited)	(Audited)
(A)							
1	Vehicle Sales: (in Nos.)						
	Commercial vehicles		104616	47579	33582	152195	105800
	Passenger Cars and Utility vehicles		97217	42801	35727	140018	104150
	Exports		15068	6978	3528	22046	9809
			216901	97358	72837	314259	219859
2	Vehicle Production: (in Nos.)						
	Commercial vehicles		109750	50222	38673	159972	116155
	Passenger Cars and Utility vehicles		104089	47481	37326	151570	107304
			213839	97703	75999	311542	223459
3	Export Turnover (at F.O.B. value)	Rs. Crores	672.36	333.96	163.28	1006.32	476.43
		US $ M	147.48	82.75	34.39	230.23	95.45
(B)				(Rupees Crores)			
1	Net Sales/Income from operations		10634.52	4859.00	3590.73	15493.52	10640.70
2	Total Expenditure						
	(a) (Increase) / Decrease in stock in trade and work in progress		4.14	137.84	(65.22)	141.98	(119.74)
	(b) Consumption of Raw Materials & Components		5773.19	2568.20	1902.25	8341.39	5699.58
	(c) Staff Cost		657.52	224.97	195.70	882.49	720.37
	(d) Excise Duty		1554.74	715.56	597.25	2270.30	1743.79
	(e) Other expenditure		1384.31	591.25	570.83	1975.56	1657.29
	(f) Sub Total 2(a) to 2(e)		9373.90	4237.82	3200.81	13611.72	9701.29
3	Operating Profit [1-2]		1260.62	621.18	389.92	1881.80	1139.41
4	Other Income		49.93	8.97	6.90	58.90	18.04
5	Interest						
	(a) Gross Interest		158.27	48.38	72.24	206.65	319.87
	(b) Capitalisation of Interest and other receipts		(31.09)	(14.30)	(7.63)	(45.39)	(40.92)
	(c) Net Interest		127.18	34.08	64.61	161.26	278.95
6	Product Development expenses		24.64	27.00	-	51.64	-
7	Depreciation / Amortisation		279.18	103.42	93.83	382.60	362.13
8	Profit before extraordinary/exceptional items [3+4-5-6-7]		879.55	465.65	238.38	1345.20	516.37
9	Extraordinary/Exceptional Items						
	(a) Provision/(Write back) for Contingencies		-	-	(20.00)	-	(20.00)
	(b) Employee Separation Cost [Note 4]		25.63	(21.07)	-	4.56	-
	(c) Provision for diminution in value of investments (net)		-	48.30	26.00	48.30	26.00
	(d) Sub Total 9(a) to 9(c)		25.63	27.23	6.00	52.86	6.00
10	Profit Before Tax [8-9]		853.92	438.42	232.38	1292.34	510.37
11	Less: Provision for Taxation						
	(a) Current Tax		61.94	34.06	15.34	96.00	28.25
	Provision for Earlier Years Written Back		-	-	(8.54)	-	(8.54)
	(b) Deferred Tax		274.11	111.89	79.24	386.00	181.78
	Provision for Deferred Tax for Earlier Years		-	-	8.77	-	8.77
	(c) Sub Total of 11(a) and 11(b)		336.05	145.95	94.81	482.00	210.26
12	Profit After Tax [10-11]		517.87	292.47	137.57	810.34	300.11
13	Paid-up Equity Share Capital (Face value of Rs. 10 each)		330.49	356.83	319.83	356.83	319.83
14	Reserves excluding Revaluation Reserve					3236.77	2277.33
15	Basic EPS (not annualised)	Rupees	16.09	8.31	4.30	24.68	9.36
	Diluted EPS (not annualised)	Rupees	14.72	7.82	4.23	22.71	9.22
16	Aggregate of Non-Promoter Shareholding						
	- Number of Shares		227341493	235239669	216776927	235239669	216776927
	- Percentage of shareholding		68.84%	66.65%	67.79%	66.65%	67.79%

Notes:-

1) The name of the Company has been changed from Tata Engineering and Locomotive Company Limited to Tata Motors Limited with effect from July 29, 2003.

2) An amount of Rs. 37.14 Crores paid till March 31, 2004 towards premium on the early redemption of Debentures aggregating Rs 241 Crores has been debited to Securities Premium Account.

3) Consequent to the Accounting Standard on 'Intangible Assets' (AS 26) becoming applicable, the expenditure on product development which was earlier classified as deferred revenue expenditure is now accounted in accordance with the said Standard. Accordingly,

(a) Product development cost including technical know-how on new vehicle platforms, variants on existing platforms and new vehicle aggregates are recognised as Intangible Assets and included under Fixed Assets. There is no effect of this change in the profit for the year, as the period of amortisation is consistent with that followed in the previous year.

(b) Product development expenditure relating to minor product enhancement, facelifts, upgrades etc., (including cost of incomplete development) amounting to Rs. 51.64 Crores (including Rs. 30.06 Crores incurred as at March 31, 2003) has been charged off during the year to Profit and Loss Account.

4) Pursuant to Accounting Standard on 'Intangible Assets' (AS 26) prevailing then, the Company had charged off Rs 25.63 Crores by way of Employee Separation Cost in the Profit and Loss Account upto December 31, 2003. 'Limited Revision' to the said Standard issued by the Institute of Chartered Accountants of India on March 17, 2004 which became effective from April 1, 2003 excluded Employee Separation Cost from the purview of the said Standard. Accordingly Employee Separation Costs need not be written off in the year of incurrence. Consequently, the Company has written back an amount of Rs. 22.19 Crores which as per its earlier policy will be amortised over a period of twenty four to eighty four months.

5) (a) The Company has issued Foreign Currency Convertible Notes (FCCN) amounting to US$ 100 Million (Rs. 461.56 Crores) on July 31, 2003, which will be due for redemption on July 31, 2008. The noteholders have an option of conversion into Equity Shares or Global Depository Shares determined at an initial conversion price of Rs. 250.745 per Share at any time after September 11, 2003 and upto July 1, 2008. Further, the Company has an option of redemption of these notes at any time on or after July 31, 2006, subject to certain conditions.

(b) An amount of Rs.12.42 Crores paid till March 31, 2004 towards FCCN issue expenses and Rs.1.53 Crores towards prorata provision for premium on redemption of 1% FCCN has been debited to Securities Premium Account.

(c) Out of the net proceeds of Rs. 449.14 Crores from the FCCN issue, an amount of Rs. 395.39 Crores has been utilised towards Capital expenditure, Product development expenses and Prepayment of loans and certain issue expenses incurred later than August 1, 2003, the balance of Rs. 53.75 Crores are being utilised for working capital and invested in debt funds.

6) During the year,1,91,98,833 Ordinary Shares were allotted consequent to exercise of equivalent number of warrants pertaining to the rights issue of 2001 at Rs.120/- per share and 1,39,74,898 Ordinary Shares were allotted during the period September 11, 2003 to March 31, 2004, consequent to conversion of 75,913, 1% Foreign Currency Convertible Notes (FCCN) (due 2008) aggregating US$ 75.91 million (Rs. 344.07 Crores).

7) During the year, the Company acquired Daewoo Commercial Vehicle Co. Ltd., Korea (DWCV). The Company purchased equity shares for KRW 60.3 billion (Rs. 253.04 Crores, including other expenses incurred for acquisition of Rs. 20.10 Crores) and provided a Letter of Undertaking to Citigroup Global Markets Asia Limited for a loan of KRW 60.3 billion (Rs. 232.94 Crores) to DWCV. DWCV is engaged in the manufacture, sale and distribution of commercial vehicles.

8) The Company is engaged exclusively in the business of automobile products consisting of all types of commercial and passenger vehicles. These, in the context of Accounting Standard 17 on Segment Reporting, issued by the Institute of Chartered Accountants of India, are considered to constitute one single primary segment.

9) The Statutory Auditors have carried out Audit of the results stated in (B) above for the year ended March 31, 2004 and for the quarter ended March 31, 2004.

10) Figures for the previous periods have been regrouped/reclassified wherever necessary, to make them comparable.

11) Following is the status on utilisation of proceeds of issues of the Rights - Convertible and Non - Convertible Debentures (including proceeds on warrants to be exercised) of Rs. 979 Crores, and internal accrual of Rs.328 Crores:

	Particulars	Planned in the financial year 2001-02 to 2003-04 (Rs. Crores)	Actual upto March 31, 2004 (Rs. Crores)
(a)	Capital expenditure, Product development expenditure and strategic	780	576
(b)	Prepayment/Repayment of borrowings	527	560
	Total	1307	1136

12) Issue of Foreign Currency Convertible Notes (FCCN), subsequent to the year end

(a) The Company has raised US$ 100 Million (Rs. 438.5 Crores) by way of Zero Coupon Convertible Notes due for redemption on April 27, 2009. The noteholders have an option to convert these notes into Equity Shares or Global Depositary Shares determined at an initial conversion price of Rs. 573.106 per share with a fixed rate of exchange on conversion of Rs.43.85 (=US$ 1), from and including June 7, 2004 to and including March 28, 2009. The conversion price will be subject to certain adjustments. Further, the Company has a right to redeem in whole, but not in part, these notes at any time on or after April 27, 2005, subject to certain conditions.Unless previously converted, redeemed or purchased and cancelled, these notes will be due for redemption on April 27, 2009, at 95.111% of the principal amount.

(b) The Company has also raised US$ 300 Million (Rs.1315.5 Crores) by way of one percent Convertible Notes due for redemption on April 27, 2011.The noteholders have an option to convert these notes into Equity Shares or Global Depositary Shares determined at an initial conversion price of Rs. 780.400 per share at a fixed rate of conversion of Rs. 43.85 (= US$ 1), from and including June 7, 2004 to and including March 28, 2011.The conversion price will be subject to certain adjustments. In the event of certain changes affecting taxation, the issuer has an option to redeem in whole but not in part, these notes at any time. Unless previously converted, redeemed or purchased and cancelled, these notes will be due for redemption on April 27, 2011 at 121.781% of the principal amount.

13) Details of Investor Complaints:

Particulars	No. of Complaints
Pending as on 01.01.2004	136
Received during the quarter ended 31.03.2004	143
Disposed off during the quarter ended 31.03.2004	264
Unresolved at the end of the quarter ended 31.03.2004, which has been	15

14) The Board of Directors has, recommended a final dividend of Rs.4/- per share of Rs. 10/- each for the financial year 2003-04, subject to approval of the Shareholders, which together with the interim dividend of Rs. 4/- per share, aggregates to a dividend of Rs. 8/- per share for the year (Previous year - Rs.4/- per share). Tax on Dividend will be borne by the Company.

The Register of Members of the Company will be closed from June 24, 2004 to July 8, 2004 (both days inclusive) for the purpose of determining the eligibility of shareholders entitled to the final dividend. Accordingly, warrant holders exercising their right for applying to the Ordinary Shares of the Company on or before May 31, 2004, and holders of 1% Convertible Notes (due 2008), Zero Coupon Convertible Notes (due 2009) and 1% Convertible Notes (due 2011), who would exercise their right for applying to the Ordinary Shares on or before June 23, 2004, would be eligible to receive the final dividend.

The above results and this release have been reviewed by the Audit Committee of the Board and were taken on record by the Board of Directors at its meeting held on May 19, 2004.

Tata Motors Limited

Ratan N Tata

RATAN N TATA
Chairman

Mumbai, May 19, 2004

TATA

TATA MOTORS LIMITED

Regd.Office : Bombay House, 24, Homi Mody Street, Mumbai 400 001.

AUDITED CONSOLIDATED FINANCIAL STATEMENT FOR THE YEAR ENDED MARCH 31, 2004

Rs. Crores

	Particulars	FY 2003-04 (Audited)	FY 2002-03 (Audited)
1	Net Sales/Income from operations	16,284.84	11,429.05
2	Total Expenditure		
	(a) Decrease / (Increase) in stock in trade and work in progress	149.79	(103.48)
	(b) Consumption of Raw Materials & Components	8,808.49	6,018.45
	(c) Staff Cost	1,081.89	906.24
	(d) Excise Duty	2,360.12	1,816.71
	(e) Other expenditure	1,806.30	1,538.97
	(f) Sub Total 2(a) to 2(e)	14,206.59	10,176.89
3	Operating Profit [1-2]	2,078.25	1,252.16
4	Other Income	56.20	18.96
5	Interest (Net)	193.78	325.43
6	Product Development expenses	51.64	-
7	Depreciation/ Amortisation	425.56	401.90
8	Amortisation of Deferred Revenue Expenditure in Subsidiaries	11.65	20.28
9	Profit for the year before extraordinary/exceptional items [3+4-5-6-7-8]	1,451.82	523.51
10	Extraordinary/Exceptional Items		
	(a) (Write back) / Provision for Contingencies	-	(20.00)
	(b) Employee Separation Cost	6.95	-
	(c) Sub Total 9(a) to 9(b)	6.95	(20.00)
11	Profit Before Tax [9-10]	1,444.87	543.51
12	Less: Provision for Taxation		
	(a) Current Tax (net of provisions written back)	107.39	24.52
	(b) Deferred Tax (includes provision for earlier years)	423.38	201.88
	(c) Sub Total of 12(a) and 12(b)	630.77	226.40
13	Profit After Tax [11-12]	814.10	317.11
14	Adjustment of Miscellaneous Expenditure in Subsidiaries	(6.64)	-
15	Share of Minority Interest	(4.44)	(0.85)
16	Profit/(Loss) in respect of investments in Associate Companies	18.05	(16.13)
17	Goodwill written off	(3.78)	(3.00)
18	Profit for the year	816.29	297.13
19	Paid-up Equity Share Capital (Face value of Rs.10/- each)	356.83	319.83
20	Reserves excluding Revaluation Reserve	3,298.84	1,800.18
21	Basic EPS (not annualised) Rupees	27.88	9.29
22	Diluted EPS (not annualised) Rupees	25.66	9.13

Notes:

1) Figures for previous year have been regrouped/reclassified wherever necessary, to make them comparable.

2) The name of the Company has been changed from Tata Engineering and Locomotive Company Limited to Tata Motors Limited with effect from July 29, 2003.

3) As per Accounting Standard (AS 21) on 'Consolidated Financial Statements' and Accounting Standard (AS 23) on 'Accounting for Investments in Associates' in Consolidated Financial Statements, issued by the Institute of Chartered Accountants of India, the following subsidiaries and associates have been considered.

Subsidiary Company	Ownership in (%)	Associate Company	Ownership in (%)
Telco Construction Equipment Co Ltd	80.00	Tata Cummins Ltd	50.00
Tata Technologies Ltd	95.38	Tata AutoComp Systems Ltd	50.00
TAL Manufacturing Solutions Ltd	100.00	Concorde Motors Ltd	49.00
HV Axles Ltd	100.00	Tata Precision Singapore (Pte) Ltd	49.99
HV Transmissions Ltd	100.00	NITA Company Ltd (Bangladesh)	40.00
Sheba Properties Ltd	100.00	Tata International Ltd	20.34
Minicar (India) Ltd	100.00	Tata Finance Ltd	12.08
Telco Dadajee Dhackjee Ltd	81.04	(Upto October 8, 2003)	
Daewoo Commercial Vehicle Co. Ltd. (From March 30, 2004)	100.00		
Tata Technologies, U.S.A	95.38		

4) Consequent to the Accounting Standard on 'Intangible Assets' (AS 26) becoming applicable, the expenditure on product development which was earlier classified as deferred revenue expenditure is now accounted in accordance with the said Standard. Accordingly:

(a) Product development cost including technical know-how on new vehicle platforms, variants on existing platforms and new vehicle aggregates are recognised as Intangible Assets and included under Fixed Assets. There is no effect of this change in the profit for the year, as the period of amortisation is consistent with that followed in the previous year.

(b) Product development expenditure relating to minor product enhancement, facelifts, upgrades etc., (including cost of incomplete development) amounting to Rs. 51.64 Crores (including Rs. 30.06 Crores incurred as at march 31, 2003) has been charged off during the year to Profit and Loss Account.

5) During the year, the Company acquired Daewoo Commercial Vehicle Co. Ltd. (DWCV), Korea. The Company purchased equity shares for KRW 60.3 billion (Rs. 253.04 Crores, including other expenses incurred for acquisition of Rs. 20.10 Crores) and provided a Letter of Undertaking to Citigroup Global markets Asia Limited for a loan of KRW 60.3 billion (Rs. 232.94 Crores) to DWCV. DWCV is engaged in the manufacture, sale and distribution of commercial vehicles.

6) The share of profit (net) in respect of investments in associate companies include profit of Rs. 33.97 Crores and loss of Rs. 4.27 Crores, considered on the basis of Unaudited Financial Statements for the year ended March 31, 2004.

7) This consolidated financial statement should be read in conjunction with the notes to the individual financial results for the Financial Year March 31, 2004.

8) The above Results and this release have been reviewed by the Audit Committee of the Board and were taken on record by the Board of Directors on May 19, 2004.

Tata Motors Limited

Ratan Tata

RATAN N TATA
CHAIRMAN

Mumbai, May 19, 2004

TATA

immediate use **PRESS RELEASE**

Mumbai, May 19, 2004

Highest ever revenues, profits and sales volumes
PAT at Rs.810.34 crores grows by 170%. Revenues up 42.9%
Total dividend of 80% (including interim dividend of 40%)

IV Quarter

Tata Motors reported a Profit Before Tax of Rs.438.42 crores in the quarter ended March 31, 2004, an increase of 88.7% over Rs.232.38 crores in the same period last year. Revenues, including Excise Duty, increased by 35.3% to Rs.4859 crores. Profit After Tax for the quarter was Rs.292.47 crores, representing an increase of 112.6%.

Commercial vehicle sales in the domestic market for the quarter were 47,579 nos., an increase of 41.7% over the same period last year. Passenger vehicle sales in the domestic market of 42,801 units represented a growth of 19.8% over the corresponding period last year.

2003-04

Sustained economic growth and buoyant market conditions enabled the Company to record its highest ever revenues and profits with sales volume of 3,14,259 vehicles for the year ended March 31, 2004.

Total revenues, including Excise Duty, for the year ended March 31, 2004 improved by 42.9% to Rs.15493.52 crores (Previous year Rs.10840.70 crores). Higher revenues and continued improvement in fiscal management enabled the Company post an operating profit of Rs.1881.80 crores as against Rs.1139.41 crores in 2002-03. The Company reported a Profit Before Tax of Rs.1292.34 crores as against Rs.510.37 crores in the previous year. The Profit After Tax was Rs.810.34 crores, after provision of Rs.482 crores for current and deferred tax (Previous year: Profit After Tax of Rs.300.11 crores).

Commercial vehicle sales in the domestic market for the year were 1,52,195 nos., a growth of 43.7% over last year. The Company gained market shares across all segments, with a year-end market share of 58.5%, an increase of 2.9%. Sales of Passenger vehicles at 1,40,018 vehicles, represented an increase of 34.4% over the previous year. The Company's market share in the overall passenger vehicle segment, stood at 15.5% against 14.7% in the previous fiscal. The Tata Indigo has remained a market leader since its launch in December 2002.

TATA

immediate use **PRESS RELEASE**

International Business

The Company exported 22,046 vehicles during the year, an increase of 124.8% over 9,809 vehicles sold in the corresponding period last year.

During the year the Company completed the acquisition of Daewoo Commercial Vehicle Company, which is Korea's second largest truck maker, with a market share of approximately 25% in the domestic heavy truck market.

Dividend

In view of the Company's performance, the Board of Directors has recommended a final dividend of Rs.4/- per share, bringing the total dividend for the year to Rs.8/- per share, including interim dividend of Rs.4/- per share declared on January 22, 2004.

The Annual General Meeting of the Company will be held on July 8, 2004 to consider the accounts for FY 2003-04.

The audited financial results of the Company for the quarter and the year ended March 31, 2004 are enclosed.

- Ends –

Issued by:
V Krishnan
V. P. (Corporate Communications)
Tata Motors Limited
Phone: 56657209 E Mail:vkrishnan@tatamotors.com
www.tatamotors.com